Public DM

SEC MAIL PROCESSING
Received
MAR 01 2018
WASH, D.C.

SI

18005683

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67814

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MNR Executions, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 W. Jackson Blvd. Suite 3900B
(No. and Street)

CHICAGO (City) ILLINOIS (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN CARROLL 312-878-4703
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROBERT COOPER & COMPANY CPA PC
(Name – *if individual, state last, first, middle name*)

141 W. JACKSON BLVD SUITE 1702 (Address) CHICAGO (City) ILLINOIS (State) 60604 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2018
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, John Carroll, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MNR Executions, LLC, as of December 31, 2017, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Member

Title

Notary Public 2/27/2018

GINA GARCIA
OFFICIAL SEAL
Notary Public - State of Illinois
My Commission Expires
May 12, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MNR Executions, LLC

(An Illinois Limited Liability Company)

Financial Statements

And Report of Independent Auditor

December 31, 2017

(Filed pursuant to SEC rule 17a-5)

MNR Executions, LLC
(An Illinois Limited Liability Company)
Index
December 31, 2017

Page

Report of Independent Registered Public Accounting Firm 1

Statement of Financial Condition 2

Notes to Financial Statements 3-6

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 1702
Chicago, Illinois 60604
312-322-2288
Facsimile 312-698-8722

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member,
of MNR Executions, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of MNR Executions, LLC, as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of MNR Executions, LLC, as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of MNR Executions, LLC's management. Our responsibility is to express an opinion on MNR Executions, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to MNR Executions, LLC, in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Robert Cooper & Company CPA PC
We have served as MNR Executions LLC's auditor since 2014.
Chicago, Illinois 60604
February 27, 2018

MNR Executions, LLC
(An Illinois Limited Liability Company)
Statement of Financial Condition
As of December 31, 2017

Assets		
Cash and cash equivalents	$	255,153
Due from broker		103,255
Accounts receivable		532,011
Other current assets		8,033
Total assets	$	898,452
Liabilities		
Accounts payable		174,870
Other current liabilities		1,229
Total liabilities		176,099
Member's equity		722,353
Total liabilities and member's equity	$	898,452

The accompanying notes are an integral part of these financial statements.

MNR Executions, LLC

(An Illinois Limited Liability Company)

Notes to the Financial Statements

For the period January 1, 2017 to December 31, 2017

1. Organization

MNR Execution, Limited Liability Company (The Company) was organized under the Uniformed Limited Liability Company Act of Illinois on December 27, 2007. The business of the Company is to engage in the executing of trades on organized exchanges in the United States. MNR Execution, LLC is registered as a broker dealer with the Securities and Exchange Commission (SEC) and is a member with the Chicago Board Options Exchange (CBOE) and the National Futures Association (NFA). The Company is subject to the capital computation under the CFTC rules 1.17.

The Company is exempt from certain filing requirements under the Rule 15c3-1(a) (6) of the Securities and Exchange Commission, since the Company does not carry customer accounts, effects transactions only with other broker dealers, does not affect transactions in unlisted options and clears and carries its trading accounts with another Broker Dealer that is a registered clearing member of the Exchange.

2. Significant Accounting Policies

The financial statements are prepared on a basis consistent with accounting principles generally accepted in the United States of America. The following is summary of the Company's significant accounting policies:

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents: The Company considers as cash equivalents all highly liquid short-term investments that are readily convertible to known amounts of cash and so near their maturity that they present insignificant risk of changes in value because of changes in interest rates (generally investments with original maturity of three months or less).

Income Taxes: A Limited Liability Company does not pay federal income taxes. Each member is responsible for reporting their pro rata share of the profits or losses on their tax returns. The Company reports their income for taxes on a calendar year basis.

The Company applies the provision of FASB ASC 740, Income Taxes, which provides guidance for how uncertain tax positions should be recognized measured, present and disclosed in the financial statements. FASB ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's financial statements to determine whether the tax positions are more-than-likely- than-not of being sustained by the applicable tax authority. The managing member has concluded there is no tax expense to be recorded by the Company for the year ended December 31, 2017.

3. Recent Accounting Development

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers ("ASU 2014-09"), to clarify the principles for recognizing revenue. In August 2015, the FASB subsequently issued ASU No. 2015-14, Deferral of the Effective Date. The amendments in this Update defer the effective date of Update 2014-09 for all entities by one year. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Public business entities, certain not-for-profit entities, and certain employee benefit plans should apply the guidance in Update 2014-09 to annual reporting periods beginning after December 15, 2017. For non-public entities, the standard is effective for annual reporting periods beginning after December 15, 2018.

In October 2017, the FASB issued Accounting Standards Update No. 2017–13, Revenue Recognition (Topic 615), Revenue from Contracts with Customers (Topic 606), Leases (Topic 840) and Leases (Topic 842): For non-public entities, the standard is effective for annual reporting periods beginning after December 15, 2018. The accounting for a broker-dealer's proprietary trading operations and lending activities (including securities lending and repurchase arrangements) will not be in the scope of the new standard. Recognition of interest and dividend income and expense from financial instruments owned or sold short, interest (rebate) from securities lending, repurchase agreements and similar arrangements also will be outside the scope of the standard. Recognition of realized and unrealized gains and losses on the transfer and de-recognition of financial instruments will continue to be within the scope of Accounting Standards Codification (ASC) 860.

In August 2014, the Financial Accounting Standards Board issued ASU 2014-15 Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern. The new standards update requires management to assess whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the financial statements are issued. If substantial doubt exists, additional disclosures are required. These changes are effective for the annual financial statement period ending after December 15, 2016, and for subsequent annual periods and interim periods. Early application is permitted. This update was effective for the Company's annual period ended December 31, 2017. The initial assessment of the Company did not indicate any substantial doubt about the entity's ability to continue as a going concern.

4. Fair Value Measurements

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or a liability the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The Company valued their liquid assets and liabilities on the Level 1 inputs for quoted prices in active markets.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

Equity securities, equity options, futures contracts, options on futures contracts, convertible preferred shares and exchange-traded funds are recorded at fair value based on quoted market prices, which are generally the exchange settlement prices. Mutual funds are valued at the daily closing price as reported by the fund.

The Company valued their liquid assets and liabilities on the Level 1 inputs for quoted prices in active markets which are essentially cash and cash equivalents.

The Company did not value any assets at Level 2 or Level 3. The following is a summary of their fair value.

	Level I
Due from Broker Dealer	103,255
Total Assets at Fair Value	103,255

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3- which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Under this rule, the Company is required to maintain minimum net capital equivalent to $100,000.

Net capital and aggregate indebtedness change day to day, but at December 31, 2017, the Company had net capital of $683,830 which was $583,830 in excess of its required net capital of $100,000. Net capital rule may effectively restrict the amount of capital withdrawals to the members. At December 31, 2017, the Company was in compliance with these capital requirements.

6. Receivable from broker-dealers at December 31, 2017 consists of:

Broker-dealers	$103,255

The amount due from broker-dealers is primarily from commissions from the execution of stock and stock options.

The Company clears all transactions through another broker dealer pursuant to a clearing agreement.

7. Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the OCC and the CME, who guarantee the transactions. Management does not consider this credit risk to be significant.

The company places its temporary cash investments with high credit quality financial institutions that are FDIC insured. The Federal Reserve Bank covers deposits to $250,000. At time the Company may exceed that amount.

8. Guarantees

ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (security or commodity price, an index) related to an asset, liability or equity security of a guaranteed party. ASC 460 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Exchange Member Guarantees

The Company is a member of various exchanges that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. While the rules governing different exchange memberships vary, in general, the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

9. Commitments and Contingencies

The Company has no long-term agreements, which would require expenditures in future periods.

10. Regulatory Fines

The Company received notification by CBOE of its intent to charge the Company with violations of various CBOE rules. The Company paid the CBOE fine in the amount of $75,000 in December 2017.

11. Related Party

The Company obtains certain services from individuals who provide similar services to other broker dealers. In addition to the Company, John Carroll, Sheryl Peven, and Tanya Selander provide accounting, financial, regulatory, and logistical support to Trinity Executions, LLC. Any services or transactions are done at arm's length. Information barriers are in place at each firm.

12. Subsequent Events

Management has evaluated subsequent events through February 27, 2018, the date the financial statements were issued. There were no subsequent events.